Exhibit 4.3

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2017 and 2016

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2017. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A provides information for the year ended December 31, 2017, based on information available to management as of February 12, 2018.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2017	2016	Change
Revenues	5,990	6,552	(8.6%)
Purchased power	2,875	3,427	(16.1%)
Revenues, net of purchased power[1]	3,115	3,125	(0.3%)
Operation, maintenance and administration costs	1,066	1,069	(0.3%)
Depreciation and amortization	817	778	5.0%
Financing charges	439	393	11.7%
Income tax expense	111	139	(20.1%)
Net income attributable to common shareholders of Hydro One	658	721	(8.7%)

Basic earnings per common share (EPS)	$1.11	$1.21	(8.3%)
Diluted EPS	$1.10	$1.21	(9.1%)
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$1.17	$1.21	(3.3%)
Diluted Adjusted EPS[1]	$1.16	$1.21	(4.1%)

Net cash from operating activities	1,716	1,656	3.6%
Funds from operations (FFO)[1]	1,579	1,494	5.7%

Capital investments	1,567	1,697	(7.7%)
Assets placed in-service	1,592	1,605	(0.8%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,587	20,690	(5.3%)
Distribution: Electricity distributed to Hydro One customers (GWh)	25,876	26,289	(1.6%)

		2017	2016
Debt to capitalization ratio[2]		52.9%	52.6%

[1]	See section “Non-GAAP Measures” for description and reconciliation of basic and diluted Adjusted EPS, FFO and Revenues, net of purchased power.

[2]

Debt to capitalization ratio has been presented at December 31, 2017 and 2016, and has been calculated as total debt (includes total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Through its wholly-owned subsidiary, Hydro One Inc., Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and approximately 123,000 circuit kilometres of primary low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

For the year ended December 31, 2017, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	51%	48%	1%

At December 31, 2017, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	53%	36%	11%

1

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Transmission Segment

Hydro One’s transmission business owns, operates and maintains Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). The transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM) (formerly Great Lakes Power Transmission LP), as well as a 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are approved by the OEB.

	2017	2016
Electricity transmitted[1] (MWh)	132,090,992	136,989,747
Transmission lines spanning the province (circuit-kilometres)	30,290	30,259
Rate base (millions of dollars)	11,251	10,775
Capital investments (millions of dollars)	968	988
Assets placed in-service (millions of dollars)	889	937

[1]	Electricity transmitted represents total electricity transmission in Ontario by all transmitters.

Distribution Segment

Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are approved by the OEB.

	2017	2016
Electricity distributed to Hydro One customers (GWh)	25,876	26,289
Electricity distributed through Hydro One lines (GWh)[1]	36,525	37,394
Distribution lines spanning the province (circuit-kilometres)	123,361	122,599
Distribution customers (number of customers)	1,372,362	1,355,302
Rate base (millions of dollars)	7,389	7,056
Capital investments (millions of dollars)	588	703
Assets placed in-service (millions of dollars)	689	662

[1]

Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Other Business Segment

Hydro One’s other business segment consists of the Company’s telecommunications business and certain corporate activities. The telecommunications business provides telecommunications support for the Company’s transmission and distribution businesses, and also offers communications and IT solutions to organizations with broadband network requirements utilizing Hydro One Telecom Inc.’s (Hydro One Telecom) fibre optic network to provide diverse, secure and highly reliable broadband connectivity. Hydro One’s other business segment is not rate-regulated.

2

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS

Transmission Revenues

Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues from providing maintenance services to power generators and from third-party land use.

Distribution Revenues

Distribution revenues include regulated distribution rates approved by the OEB and amounts to recover the cost of purchased power used by the customers of the distribution business. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of the following: the wholesale commodity cost of energy; the Global Adjustment, which is the difference between amounts the IESO pays energy producers for the electricity they produce and the actual fair market value of this electricity; and the wholesale market service and transmission charges levied by the IESO. Hydro One passes the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk

Operation, Maintenance and Administration Costs

Operation, maintenance and administration (OM&A) costs are incurred to support the operation and maintenance of the transmission and distribution systems, and other costs such as property taxes related to transmission and distribution lines, stations and buildings. Transmission OM&A costs are incurred to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distance between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company’s residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.

Depreciation and Amortization

Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Depreciation and amortization also includes the costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.

Financing Charges

Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, and gains and losses on interest rate swap agreements, contingent foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

3

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholders for the year ended December 31, 2017 of $658 million is a decrease of $63 million or 8.7% from the prior year. Significant influences on net income included:

•	decrease in transmission and distribution revenues due to lower energy consumption during 2017 resulting from milder weather;

•	higher transmission revenues driven by OEB’s decision on the 2017-2018 transmission rates filing;

•	transmission and distribution revenues were also impacted by a reduction in the 2017 allowed regulated return on equity (ROE) from 9.19% to 8.78%;

•

lower OM&A costs primarily resulting from a reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulations, insurance proceeds received due to failed equipment at two transformer stations, and a tax recovery of previous year’s expenses; as well as reduced vegetation management costs and lower support services costs. These factors were offset by higher consulting costs primarily related to the acquisition of Avista Corporation; and lower bad debt expense in 2016 due to revised estimates of uncollectible accounts resulting from the stabilization of the customer information system;

•

increased financing charges primarily due to the issuance of convertible debentures in August 2017; as well as a higher weighted average long-term debt portfolio during 2017 compared to 2016, including long-term debt assumed as part of the HOSSM acquisition in the fourth quarter of 2016; and

•	higher depreciation expense due to an increase in property, plant and equipment.

EPS and Adjusted EPS

EPS of $1.11 in 2017, compared to $1.21 in 2016. The decrease in EPS was driven by lower net income in 2017, as discussed above. Adjusted EPS, which adjusts for costs related to the Avista Corporation acquisition, was $1.17 in 2017, compared to $1.21 in 2016. The decrease in Adjusted EPS was also driven by lower net income in 2017, as discussed above, excluding the aforementioned impact related to Avista Corporation acquisition. See section “Non-GAAP Measures” for description of Adjusted EPS.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2017	2016	Change
Transmission	1,578	1,584	(0.4%)
Distribution	4,366	4,915	(11.2%)
Other	46	53	(13.2%)
Total revenues	5,990	6,552	(8.6%)

Transmission	1,578	1,584	(0.4%)
Distribution, net of purchased power	1,491	1,488	0.2%
Other	46	53	(13.2%)
Total revenues, net of purchased power	3,115	3,125	(0.3%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,587	20,690	(5.3%)
Distribution: Electricity distributed to Hydro One customers (GWh)	25,876	26,289	(1.6%)

Transmission Revenues

Transmission revenues decreased by 0.4% in 2017 primarily due to the following:

•	lower average monthly Ontario 60-minute peak demand mainly due to milder weather in the first three quarters of 2017;

•	decreased OEB-approved transmission rates primarily reflecting a reduction in 2017 allowed ROE for the transmission business from 9.19% to 8.78%; offset by

•	higher revenues driven by the OEB’s decision on the 2017-2018 transmission rates filing; and

•	additional revenues resulting from the acquisition of HOSSM in the fourth quarter of 2016.

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power, increased by 0.2% in 2017 primarily due to the following:

•	lower energy consumption mainly resulting from milder weather in the first three quarters of 2017; offset by

•	higher external revenues related to Conservation and Demand Management (CDM) incentive bonus; and

•	higher OEB-approved distribution rates for 2017, net of a reduction in 2017 allowed ROE for the distribution business from 9.19% to 8.78%.

4

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

OM&A Costs

Year ended December 31 (millions of dollars)	2017	2016	Change
Transmission	375	382	(1.8%)
Distribution	593	608	(2.5%)
Other	98	79	24.1%
	1,066	1,069	(0.3%)

Transmission OM&A Costs

The decrease of 1.8% in transmission OM&A costs for the year ended December 31, 2017 was primarily due to:

•	a reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulation;

•	lower support services costs; and

•	insurance proceeds received due to equipment failures at the Fairchild and Campbell transmission stations; partially offset by

•	higher volume of environmental management program work.

Distribution OM&A Costs

The decrease of 2.5% in distribution OM&A costs for the year ended December 31, 2017 was primarily due to:

•	continued lower expenditures for vegetation management due to strategic changes to the forestry program scope that resulted in cost efficiency and improved management of the Company’s rights of ways;

•	lower volume of line maintenance work;

•	lower spend on development and research programs; and

•	a tax recovery of previous year’s expenses; partially offset by

•

lower bad debt expense in 2016 due to revised estimates of uncollectible accounts as a result of stabilization of the customer information system, partially offset by lower bad debt expense in 2017 attributable to lower write-offs and improved accounts receivable aging; and

•

increased storm restoration costs as a result of Hurricane Irma restoration efforts in Florida. These restoration efforts had no impact on the Company’s net income, as related revenues were recorded in distribution revenues during the year.

Other OM&A Costs

The increase in other OM&A costs for the year ended December 31, 2017 was driven by higher consulting costs primarily related to the acquisition of Avista Corporation.

Depreciation and Amortization

The increase of $39 million or 5.0% in depreciation and amortization costs for 2017 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The increase of $46 million or 11.7% in financing charges for the year ended December 31, 2017 was primarily due to the following:

•

an increase in interest expense on long-term debt driven by a higher weighted average long-term debt portfolio during 2017 including the long-term debt assumed as part of the HOSSM acquisition in the fourth quarter of 2016; partially offset by a decrease in the weighted average interest rate for long-term debt; and

•	an increase in interest expense related to the Convertible Debentures issued in August 2017.

Income Tax Expense

Income tax expense for the year ended December 31, 2017 decreased by $28 million compared to 2016, and the Company realized an effective tax rate of approximately 14.0% in 2017, compared to approximately 15.7% realized in 2016. The decreases in the tax expense and the effective tax rate are primarily due to lower income before taxes in 2017.

5

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Common Share Dividends

In 2017, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 9, 2017	March 14, 2017	March 31, 2017	$0.21	125
May 3, 2017	June 13, 2017	June 30, 2017	$0.22	131
August 8, 2017	September 12, 2017	September 29, 2017	$0.22	131
November 9, 2017	December 12, 2017	December 29, 2017	$0.22	131
				518

Following the conclusion of the fourth quarter of 2017, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 12, 2018	March 13, 2018	March 29, 2018	$0.22	131

SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2017	2016		2015
Revenues	5,990	6,552		6,538
Net income attributable to common shareholders	658	721		690

Basic EPS	$1.11	$1.21		$1.39
Diluted EPS	$1.10	$1.21		$1.39
Basic Adjusted EPS	$1.17	$1.21		$1.16
Diluted Adjusted EPS	$1.16	$1.21		$1.16

Dividends per common share declared	$0.87	$0.97	[1]	$1.83
Dividends per preferred share declared	$1.06	$1.12		$1.03

[1]	The $0.97 per share dividends declared in 2016 included $0.13 for the post-IPO period from November 5 to December 31, 2015, and $0.84 for the year ended December 31, 2016.

December 31 (millions of dollars)	2017	2016	2015
Total assets	25,701	25,351	24,294
Total non-current financial liabilities	9,802	10,078	8,207

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Revenues	1,439	1,522	1,371	1,658	1,614	1,706	1,546	1,686
Purchased power	662	675	649	889	858	870	803	896
Revenues, net of purchased power	777	847	722	769	756	836	743	790
Net income to common shareholders	155	219	117	167	128	233	152	208

Basic EPS	$0.26	$0.37	$0.20	$0.28	$0.22	$0.39	$0.26	$0.35
Diluted EPS	$0.26	$0.37	$0.20	$0.28	$0.21	$0.39	$0.25	$0.35
Basic Adjusted EPS[1]	$0.29	$0.40	$0.20	$0.28	$0.22	$0.39	$0.26	$0.35
Diluted Adjusted EPS[1]	$0.28	$0.40	$0.20	$0.28	$0.21	$0.39	$0.25	$0.35

[1]	See section “Non-GAAP Measures” for description of Adjusted EPS.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

6

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Assets Placed In-Service

The following table presents Hydro One’s assets placed in-service during the year ended December 31, 2017 and 2016:

Year ended December 31 (millions of dollars)	2017	2016	Change
Transmission	889	937	(5.1%)
Distribution	689	662	4.1%
Other	14	6	133.3%
Total assets placed in-service	1,592	1,605	(0.8%)

Transmission Assets Placed In-Service

Transmission assets placed in-service decreased by $48 million or 5.1% during the year ended December 31, 2017 primarily due to the following:

•	substantial investments of two major local area supply projects, Guelph Area Transmission Refurbishment and Toronto Midtown Transmission Reinforcement, were placed in-service in 2016;

•	completion of the Advanced Distribution System project at Owen Sound transmission station in 2016;

•	timing of assets placed in-service for the sustainment investments at Burlington and Bruce A transmission stations; partially offset by investments at Aylmer and Overbrook transmission stations; and

•	lower volume of end-of-life transformer replacements work; partially offset by

•	substantial investments of major development projects at Leamington and Holland transmission stations were placed in-service in the fourth quarter of 2017;

•	higher volume of overhead lines and component refurbishments and replacements; and

•	the completion of the Field Workforce Optimization (Move-to-Mobile) project in June 2017.

Distribution Assets Placed In-Service

Distribution assets placed in-service increased by $27 million or 4.1% during the year ended December 31, 2017 primarily due to the following:

•	higher volume of subdivision connections due to increased demand;

•	the completion of the Move-to-Mobile project in June 2017;

•	the completion of an operation center in Bolton in February 2017;

•	the completion of the Outage Response Management System (ORMS) project in the third quarter of 2017; and

•	substantial investments that were placed in-service for the Leamington transmission station feeder development project; partially offset by

•	the Advanced Metering Infrastructure Wireless Telecom project was placed in-service during 2016;

•	lower volume of generation connection projects; and

•	lower volume of distribution station refurbishments and spare transformer purchases.

Capital Investments

The following table presents Hydro One’s capital investments during the years ended December 31, 2017 and 2016:

Year ended December 31 (millions of dollars)	2017	2016	Change
Transmission
Sustaining	764	750	1.9%
Development	137	156	(12.2%)
Other	67	82	(18.3%)
	968	988	(2.0%)
Distribution
Sustaining	280	384	(27.1%)
Development	227	217	4.6%
Other	81	102	(20.6%)
	588	703	(16.4%)

Other	11	6	83.3%
Total capital investments	1,567	1,697	(7.7%)

7

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Transmission Capital Investments

Transmission capital investments decreased by $20 million or 2.0% during the year ended December 31, 2017. Principal impacts on the levels of capital investments included:

•	construction work on Clarington Transmission Station project is substantially complete and therefore, lower investments in 2017;

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects;

•	lower volume of transmission station refurbishments and component replacements work; and

•	substantial completion of the Guelph Area Transmission Refurbishment project in 2016; partially offset by

•	higher volume of overhead lines and component refurbishments and replacements; and

•	substantial completion of the Leamington transmission station project to address the electricity needs in Windsor and Essex County.

Distribution Capital Investments

Distribution capital investments decreased by $115 million or 16.4% during the year ended December 31, 2017. Principal impacts on the levels of capital investments included:

•	lower volume of work within station refurbishment programs;

•	lower volume of line refurbishments and replacements work;

•	lower volume of wood pole replacements;

•	lower volume of fleet and work equipment purchases;

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects;

•	completion of the Bolton Operation Centre; partially offset by

•	higher volume of work on new connections and upgrades due to increased demand.

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2017:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
Development Projects:

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$57 million[1]	$52 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$267 million	$223 million

East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2021	$157 million	$7 million

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	2024	$350 million	$1 million

Sustainment Projects:

Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	$109 million[2]	$105 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$103 million	$85 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	$93 million	$51 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	$95 million	$44 million

[1]	In February 2018, the estimated cost to complete the Supply to Essex County Transmission Reinforcement project was reduced from $ 73 million to $57 million.
[2]	The estimated cost to complete the Bruce A Transmission Station project is currently under review.

Future Capital Investments

Following is a summary of estimated capital investments by Hydro One over the years 2018 to 2022. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The 2018 transmission capital investments estimates differ from the prior year disclosures, representing an annual

8

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

decrease of $122 million to reflect the OEB’s focus on planning practices and the pacing of sustainment capital investments, specifically, tower coating, stations, and insulator investments, as indicated in the OEB’s 2017-2018 transmission rates decision issued in September 2017. The projections and the timing of 2019-2022 expenditures are subject to approval by the OEB.

The following table summarizes Hydro One’s annual projected capital investments for 2018 to 2022, by business segment:

(millions of dollars)	2018	2019	2020	2021	2022
Transmission	1,010	1,217	1,278	1,486	1,404
Distribution	641	751	715	719	805
Other	9	8	6	9	8
Total capital investments	1,660	1,976	1,999	2,214	2,217

The following table summarizes Hydro One’s annual projected capital investments for 2018 to 2022, by category:

(millions of dollars)	2018	2019	2020	2021	2022
Sustainment	1,103	1,220	1,328	1,547	1,608
Development	340	484	487	490	430
Other[1]	217	272	184	177	179
Total capital investments	1,660	1,976	1,999	2,214	2,217

[1]	“Other” capital expenditures consist of special projects, such as those relating to information technology.

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2017	2016
Cash provided by operating activities	1,716	1,656
Cash provided by (used in) financing activities	(201)	161
Cash used in investing activities	(1,540)	(1,861)
Decrease in cash and cash equivalents	(25)	(44)

Cash provided by operating activities

Cash from Operating Activities increased by $60 million during 2017 primarily due to changes in regulatory variance and deferral accounts, as well as lower energy-related receivables which decreased as a result of improved collections in 2017. These factors were partially offset by changes in accrual balances.

Cash provided by financing activities

Sources of cash

•	The Company did not issue long-term debt in 2017, compared to proceeds from the issuance of $2.3 billion in 2016.

•	The Company received proceeds of $3,795 million from the issuance of short-term notes in 2017, compared to $3,031 million received in 2016.

•

In 2017, the Company received proceeds of $513 million, representing the first instalment of the convertible debentures issued, gross of $27 million financing costs, compared to no convertible debentures issuances in 2016.

Uses of cash

•

Dividends paid in 2017 were $536 million, consisting of $518 million common share dividends and $18 million of preferred share dividends, compared to dividends of $596 million paid in 2016, consisting of $577 million common share dividends and $19 million of preferred share dividends. The 2016 common share dividends included $77 million of dividends for the post-IPO period from November 5 to December 31, 2015, and $500 million of dividends for the year ended December 31, 2016.

•	The Company repaid $3,338 million of short-term notes in 2017, compared to $4,053 million repaid in 2016.

•	The Company repaid $602 million of long-term debt in 2017, compared to long-term debt of $502 million repaid in 2016.

Cash used in investing activities

Uses of cash

•	Capital expenditures were $114 million lower in 2017, primarily due to lower volume and timing of capital investment work.

•	In 2016, the Company paid $224 million to acquire HOSSM, compared to no acquisition payments made in 2017.

9

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At December 31, 2017, Hydro One Inc. had $926 million in commercial paper borrowings outstanding, compared to $469 million outstanding at December 31, 2016. In addition, the Company has revolving bank credit facilities totalling $2,550 million maturing in 2021 and 2022. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At December 31, 2017, the Company’s long-term debt in the principal amount of $10,069 million included $9,923 million of long-term debt, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program, and long-term debt in the principal amount of $146 million held by HOSSM. At December 31, 2017, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 was $3.5 billion, with $1.2 billion remaining available for issuance until January 2018. The long-term debt consists of notes and debentures that mature between 2018 and 2064, and at December 31, 2017, had an average term to maturity of approximately 15.8 years and a weighted average coupon rate of 4.2%.

In March 2016, Hydro One filed a universal short form base shelf prospectus (Universal Base Shelf Prospectus) which allows the Company to offer, from time to time in one or more public offerings, up to $8.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on April 30, 2018. During the second quarter of 2017, Hydro One announced the closing of a secondary offering of a portion of its common shares previously owned by the Province. See “Other Developments - Secondary Common Share Offering” for details of this transaction. Upon closing of the transaction, $3,240 million remained available under the Universal Base Shelf Prospectus.

On August 9, 2017, in connection with the acquisition of Avista Corporation, the Company completed the sale of $1,540 million aggregate principal amount of 4.00% convertible unsecured subordinated debentures (Convertible Debentures) represented by instalment receipts, which included the exercise in full of the over-allotment option granted to the underwriters to purchase an additional $140 million aggregate principal amount of the Convertible Debentures. The Convertible Debentures instalment receipts trade on the Toronto Stock Exchange under the ticker symbol “H.IR”. The Convertible Debentures were sold as part of Hydro One’s acquisition financing strategy to acquire Avista Corporation (see section Other Developments - Avista Corporation Purchase agreement), which includes the issuance of $1,540 million of Hydro One common shares and US$2.6 billion of Hydro One debt. The Convertible Debentures were sold to satisfy the equity component of the acquisition financing strategy.

To mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed by the issuance of Convertible Debentures, in October 2017, the Company entered into a deal-contingent foreign exchange forward contract to convert $1.4 billion Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The contract is contingent on the Company closing the proposed Avista Corporation acquisition. If the acquisition does not close, the contract would not be completed and no amounts would be exchanged. The contract can be executed upon approval of the acquisition up to March 31, 2019. The balance of the Avista Corporation acquisition will be financed by issuing long-term debt denominated in US dollars which will act as an economic hedge. At December 31, 2017, a fair value loss of $3 million was recorded with a corresponding derivative liability.

At December 31, 2017, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

At December 31, 2017, Hydro One’s corporate credit ratings were as follows:

Rating Agency	Corporate Credit Rating
Standard & Poor’s Rating Services (S&P)1	A

[1]	On July 19, 2017, S&P revised its outlook on the Company to negative from stable, while affirming the existing corporate credit rating.

Hydro One has not obtained a credit rating in respect of any of its securities. An issuer rating from S&P is a forward-looking opinion about an obligor’s overall creditworthiness. This opinion focuses on the obligor’s capacity and willingness to meet its financial commitments as they come due but it does not apply to any specific financial obligation. An obligor with a long-term credit rating of ‘A’ has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

The rating above is not a recommendation to purchase, sell or hold any of Hydro One’s securities and does not comment on the market price or suitability of any of the securities for a particular investor. There can be no assurance that the rating will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by S&P at any time in the future. Hydro One has made, and anticipates making, payments to S&P pursuant to agreements entered into with S&P in respect of the rating assigned to Hydro One and expects to make payments to S&P in the future to the extent it obtains a rating specific to any of its securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

At December 31, 2017, Hydro One Inc.’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)[1]	Prime-2	A3
S&P1	A-1	A

[1]	On July 19, 2017, S&P and Moody’s revised their outlooks on Hydro One Inc. to negative from stable, while affirming the existing debt ratings.

Effect of Interest Rates

The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.

Pension Plan

In 2017, Hydro One contributed approximately $87 million to its pension plan, compared to contributions of approximately $108 million in 2016, and incurred $88 million in net periodic pension benefit costs, compared to $116 million incurred in 2016.

In May 2017, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2016. Based on this valuation and 2017 levels of pensionable earnings, the 2017 annual Company pension contributions have decreased by approximately $17 million from $105 million as estimated at December 31, 2016, primarily due to improvements in the funded status of the plan and future actuarial assumptions, and also reflect the impact of changes implemented by management to improve the balance between employee and Company contributions to the Pension Plan. Hydro One estimates that total Company pension contributions for 2018 and 2019 will be approximately $71 million for each year.

The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

December 31, 2017 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,069	752	1,384	1,107	6,826
Long-term debt – interest payments	7,690	426	786	725	5,753
Convertible debentures - principal repayments[1]	513	—	—	—	513
Convertible debentures - interest payments	601	62	123	123	293
Short-term notes payable	926	926	—	—	—
Pension contributions[2]	151	71	80	—	—
Environmental and asset retirement obligations	215	28	59	65	63
Outsourcing agreements	247	139	97	4	7
Operating lease commitments	44	12	18	10	4
Long-term software/meter agreement	56	17	33	3	3
Total contractual obligations	20,512	2,433	2,580	2,037	13,462

Other commercial commitments (by year of expiry)
Credit facilities[3]	2,550	—	—	2,550	—
Letters of credit[4]	177	177	—	—	—
Guarantees[5]	325	325	—	—	—

Total other commercial commitments	3,052	502	—	2,550	—

[1]	The Company expects that the Convertible Debentures will be converted to common shares upon closing of the Avista Corporation acquisition.
[2]

Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2018 and 2019 minimum pension contributions are based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings.

[3]	In June 2017, the maturity date of Hydro One Inc.‘s $2.3 billion credit facilities was extended from June 2021 to June 2022.
[4]

Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $16 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[5]	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames. The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Years	Type	Status
Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission –Cost-of-service	OEB decision received
HOSSM	2017-2018	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power Distribution Corporation	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision pending

[1]	In October 2017, the Company filed a Motion to Review and Vary the OEB’s decision and filed an appeal with the Divisional Court of Ontario.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2017	8.78% (A)	$10,523 million	Approved in September 2017	Approved in November 2017
	2018	9.00% (A)	$11,148 million	Approved in September 2017	Approved in December 2017

B2M LP	2017	8.78% (A)	$509 million	Approved in December 2015	Approved in June 2017
	2018	9.00% (A)	$502 million	Approved in December 2015	Filed in December 2017
	2019	9.00% (F)	$496 million	Approved in December 2015	To be filed in 2018 Q4

HOSSM	2017	9.19% (A)	$218 million	Approved in September 2017	n/a
	2018	9.19% (A)	$218 million	Approved in September 2017	n/a

Distribution
Hydro One Networks	2017	8.78% (A)	$7,190 million	Approved in March 2015	Approved in December 2016
	2018	9.00% (A)	$7,666 million	Filed in March 2017[1]	To be filed in 2018 Q4
	2019	9.00% (F)	$8,027 million	Filed in March 2017[1]	To be filed in 2018 Q4
	2020	9.00% (F)	$8,430 million	Filed in March 2017[1]	To be filed in 2019 Q4
	2021	9.00% (F)	$8,960 million	Filed in March 2017[1]	To be filed in 2020 Q4
	2022	9.00% (F)	$9,327 million	Filed in March 2017[1]	To be filed in 2021 Q4

[1]	On June 7 and December 21, 2017, Hydro One Networks filed updates to the application reflecting recent financial results and other adjustments.

Electricity Rates Applications

Hydro One Networks - Transmission

On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks’ 2017 and 2018 transmission rates revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, in OM&A expenses related to compensation by $15 million for each year, and in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Decision.

In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One’s shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB’s calculation would result in an impairment of Hydro One Networks’ transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks’ 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks’ distribution deferred income tax regulatory asset.

In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). On December 19, 2017, the OEB granted a hearing of the merits of the Motion which is scheduled for mid-February 2018. In both cases, the Company’s position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal is being held in abeyance pending the outcome of the Motion. If the Decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the Company’s Motion will be granted and the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.

In October 2017, the intervenor Anwaatin Inc. also filed a Motion to Review and Vary the OEB Decision (Anwaatin Motion) alleging that the OEB breached its duty of procedural fairness, failed to respond to certain evidence, and failed to provide reasons on the capital budget as it related to reliability issues impacting Anwaatin Inc.’s constituents. The Anwaatin Motion will be heard by the OEB on February 13, 2018.

On November 23, 2017, the OEB approved the 2017 rates revenue requirement of $1,438 million. On December 20, 2017, the OEB approved the 2018 rates revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Hydro One Networks - Distribution

On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. Management expects that a decision will be received in 2018.

On November 17, 2017, Hydro One filed with the OEB a request for interim rates based on current OEB-approved rates, adjusted for an updated load forecast. On December 1, 2017, the OEB denied this request and set interim rates based on current OEB-approved rates with no adjustments.

In Hydro One’s December 21, 2017 update to the 2018-2022 Distribution Application, Hydro One described the impact to the proposed revenue requirement of various developments since initially filing the application. These included, without limitation, the updated cost of capital parameters and inflation factor for 2018 issued by the OEB, and reductions in the 2018 OM&A forecast and 2018-2022 capital forecasts.

B2M LP

In December 2015, the OEB approved B2M LP’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017 and 2018 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters. On June 8, 2017, the OEB approved B2M LP’s Rate Order reflecting 2017 transmission revenue requirement of $34 million, effective January 1, 2017.

On February 1, 2018, the OEB issued its Decision and Rate Order for 2018 UTRs declaring the 2018 UTRs as interim, as the B2M LP application for an update to its 2018 transmission revenue requirement is still under consideration by the OEB.

HOSSM

On September 28, 2017, the OEB issued its Decision and Order on HOSSM’s 2017 transmission rates application, denying the requested revenue requirement for 2017. HOSSM’s 2016 approved revenue requirement of $41 million will remain in effect for 2017 and 2018.

Hydro One Remote Communities Inc.

On August 28, 2017, Hydro One Remote Communities Inc. filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. On December 14, 2017, the OEB issued a Procedural Order with key dates for filing additional materials and reply submissions. On February 7, 2018, Hydro One Remote Communities Inc. and the intervenors in the rate proceeding reached a full settlement agreement on all issues. The agreement is expected to be reviewed by the OEB for approval in March 2018. Upon the OEB’s approval, new rates are expected to be implemented by May 1, 2018.

Hydro One Remote Communities Inc. is fully financed by debt and is operated as a break-even entity with no ROE.

MAAD Applications

Orillia Power MAAD Application

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power). The acquisition is subject to regulatory approval by the OEB. On July 27, 2017, the OEB issued a Procedural Order No. 6 (Procedural Order) in the matter of Hydro One’s MAAD application to acquire Orillia Power. The Procedural Order stated that the OEB has decided to delay a decision on the Orillia Power MAAD application until Hydro One defends its cost allocation proposal in the 2018-2022 Distribution Application hearing to determine if the Orillia Power acquisition is likely to cause harm to any of its current customers. Because of the timetable of the 2018-2022 Distribution Application hearing, and the time it will take to receive a decision in that hearing, the effect of the Procedural Order will be to delay the Orillia Power MAAD application decision by as much as 18 months or more. On August 14, 2017, Hydro One filed a Motion to Review and Vary the Procedural Order requesting the OEB to allow the Orillia Power MAAD application to proceed immediately in the ordinary course. On October 24, 2017, the OEB issued a Procedural Order in response to Hydro One’s Motion to Review and Vary, with key dates for filing additional materials on the Motion, hearing date, and filing of reply submissions. Final argument on the Motion to Review and Vary was filed on December 13, 2017.

On January 4, 2018, the OEB issued its Decision on Hydro One’s Motion to Review and Vary, granting the motion and referring the MAAD file back to the original OEB panel for reconsideration. The OEB’s findings were based on both procedural unfairness and the impact that a lengthy delay will have on the operations of Orillia Power. On February 5, 2018, the OEB issued Procedural Order No. 7 directing Hydro One to file evidence or submissions on its expectations of the overall cost structures following the deferred rebasing period and the effect on Orillia Power customers by February 15, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Other Applications

East-West Tie

In 2013, NextBridge Infrastructure (NextBridge), a partnership between NextEra Energy Canada, Enbridge Inc., and Borealis Infrastructure was designated by the OEB to complete the development work for the East-West Tie Line Project, a 230 kV, 400 km transmission line connecting Hydro One’s Wawa and Lakehead transmission stations. This project is necessary to ensure the reliability of electricity supply in Northwestern Ontario, and was included as a priority project in the Province’s 2010 Long-Term Energy Plan. On July 31, 2017, Hydro One filed a Leave to Construct application with the OEB to perform station upgrades to its Wawa and Lakehead transmission stations (East-West Tie Station Expansion), necessary to support the East-West Tie Line Project. Hydro One is acting as an intervenor in NextBridge’s East-West Tie Line Project application.

On September 22, 2017, Hydro One filed with the OEB a Letter of Intent indicating that the Company plans to file a Leave to Construct application to construct the East-West Tie Line Project. On December 21, 2017, Hydro One re-confirmed with the OEB that it still intends to file this application in early 2018.

On November 13, 2017, NextBridge filed a letter with the OEB asserting that the OEB should strictly limit Hydro One’s intervenor status to matters related to interconnection of the NextBridge East-West Tie Line Project to Hydro One transmission facilities and to ensure that Hydro One does not use its status as the Province’s incumbent transmitter to compete unfairly against NextBridge’s Leave to Construct application.

On December 1, 2017, the IESO released its needs assessment for the East-West Tie Line Project, as requested by the Minister of Energy. The IESO has reconfirmed that the project is still the recommended solution to supply electricity in Northwestern Ontario and continues to recommend an in-service date of 2020.

On December 5, 2017, Hydro One filed a letter with the OEB in response to NextBridge’s request to impose limitations on Hydro One’s participation as an intervenor. In the letter, Hydro One asked that the OEB allow Hydro One’s status as an intervenor in the proceeding with full intervenor rights, and that the OEB reject NextBridge’s requests relating to (i) documentation provided to Hydro One, (ii) creation of a confidentiality screen, and (iii) creation of novel filing requirements for a Leave to Construct application by Hydro One.

On December 21, 2017, both NextBridge and Hydro One received interrogatories from the OEB and Intervenors related to their respective Leave to Construct applications. Hydro One submitted its responses by the January 25, 2017 due date.

Other Regulatory Developments

Fair Hydro Plan and First Nations Rate Assistance Program

In March 2017, Ontario’s Minister of Energy announced the Fair Hydro Plan, which included changes to the Global Adjustment, the Rural or Remote Electricity Rate Protection (RRRP) Program, the introduction of the First Nations rate assistance program, and improving the allocation of delivery charges across the rural and urban geographies of the province. Hydro One worked collaboratively with the OEB on the First Nations rate assistance program, and was a key stakeholder in providing solutions that address both the Global Adjustment and RRRP elements. The Fair Hydro Plan came into effect on July 1, 2017 and resulted in a reduction of approximately 25% on electricity bills for typical Ontario residential customers. The Province also launched a new Affordability Fund aimed at assisting electricity customers who cannot qualify for low-income conservation programs. Additional enhancements were also made to the existing Ontario Electricity Support Program (OESP).

Hydro One customers saw the full benefits of the Fair Hydro Plan for all electricity consumed after July 1, 2017. A typical rural residential customer using 750 kWh per month will see savings on their monthly bills of 31% on average, or approximately $600 annually. These changes did not have an impact on the net income of the Company.

Hydro One continues to work with First Nations customers living on reserves to help ensure the required applications are submitted to receive the benefits associated with the First Nations rate assistance program which provides a credit on the delivery charge.

OEB Pension and Other Post-Employment Benefits Costs

On September 14, 2017, the OEB issued its final report, Regulatory Treatment of Pension and Other Post-employment Benefits (OPEBs) Costs (Report), that establishes the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. The Report also provides for the establishment of a variance account, effective January 1, 2018, to track the difference between the forecasted accrual amount in rates and actual cash payments made, with asymmetric carrying charges in favour of ratepayers applied to the differential.

Hydro One currently reports and recovers its pension expense on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers, including a higher cost recovered through rates, more volatility relating to the ability to predict the effect on rates, and the pension offset (cumulative difference between the cash and accrual basis which is $981 million as at December 31, 2017) having to be recovered in rates on an accelerated basis. As the Report establishes that a basis other than the accrual accounting method may

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

be acceptable if resulting in just and reasonable rates, Hydro One believes that the cash basis treatment of pension costs would continue to be supportable.

OTHER DEVELOPMENTS

Strategy

In 2017, the Company’s Board of Directors approved Hydro One’s strategy which details the Company’s goal to become North America’s leading utility, centered around three key pillars: (i) optimization and innovation, (ii) diversification, and (iii) growth.

Common Shares

On May 17, 2017, Hydro One completed a secondary offering (Offering) by the Province, on a bought deal basis, of 120 million common shares of Hydro One. Following completion of the Offering, the Province directly held approximately 49.9% of Hydro One’s total issued and outstanding common shares. This non-dilutive Offering increased the public ownership of Hydro One to approximately 50.1% or 298.6 million common shares. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.

On December 29, 2017, the Province sold 14,391,012 common shares of Hydro One, representing approximately 2.4% of the outstanding common shares, to OFN Power Holdings LP, a limited partnership wholly-owned by Ontario First Nations Sovereign Wealth LP, which is in turn owned by 129 First Nations in Ontario. After completing this transaction, the Province owns approximately 47.4% or 282.4 million common shares of Hydro One. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.

Collective Agreements

On April 7, 2017, Hydro One reached an agreement with the Canadian Union of Skilled Workers (CUSW) for a renewal of the collective agreement. The agreement is for a five-year term, covering May 1, 2017 to April 30, 2022. The agreement was ratified by the CUSW and the Hydro One Board of Directors in May 2017.

Hydro One has agreements with Inergi LP (Inergi) for the provision of back office and IT outsourcing services, including settlements, source to pay services, pay operations services, information technology and finance and accounting services, expiring on December 31, 2019, and for the provision of customer service operations outsourcing services expiring on February 28, 2018. Hydro One is currently in the process of insourcing the customer service operations services and will not be renewing the existing agreement for these services with Inergi. Agreements have been reached with The Society of Energy Professionals (the Society) and the Power Workers’ Union (PWU) to facilitate the insourcing of these services effective March 1, 2018.

The current collective agreement with the PWU expires on March 31, 2018. In January 2018, Hydro One and the PWU commenced collective bargaining with the official exchange of bargaining agendas. Both sides acknowledged their commitment to working towards the timely completion of collective bargaining.

Exemptive Relief

On June 6, 2017, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation Inc. (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act (Canada)) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One that it owns or controls separately from securities of Hydro One owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities in an information circular or annual information form in respect of securities beneficially owned or controlled by any Non-Aggregated Holder subject to certain conditions.

Avista Corporation Purchase Agreement

On July 19, 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger) for approximately $6.7 billion in an all-cash transaction. Avista Corporation is an investor-owned utility providing electric generation, transmission, and distribution services. It is headquartered in Spokane, Washington, with service areas in Washington, Idaho, Oregon, Montana and Alaska. The closing of the Merger is expected to occur in the second half of 2018, subject to receipt of certain regulatory and government approvals, and the satisfaction of customary closing conditions.

On September 14, 2017, Hydro One and Avista Corporation filed applications with state utility commissions in Washington, Idaho, Oregon, Montana, and Alaska, as well as with the Federal Energy Regulatory Commission, requesting regulatory approval of the Merger on or before August 14, 2018. On November 21, 2017, the Merger was approved by the shareholders of Avista Corporation. On January 16, 2018, the Federal Energy Regulatory Commission approved the Merger application. Required filings with a number of other agencies will be made in the coming months, including with the Committee on Foreign Investment in the United States, the

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Federal Communications Commission, and the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Convertible Debenture Offering

On August 9, 2017, in connection with the acquisition of Avista Corporation, the Company and its wholly-owned subsidiary, 2587264 Ontario Inc., completed the sale of $1,540 million aggregate principal amount of 4.00% convertible unsecured subordinated debentures represented by instalment receipts (Debenture Offering). Upon closing of the Avista Corporation transaction and conversion of the Convertible Debentures into Hydro One common shares, the Province’s ownership of Hydro One will decrease to approximately 42.3%. See section “Liquidity and Financing Strategy”.

The Province waived its pre-emptive right to participate in the Debenture Offering under the governance agreement entered into between Hydro One and the Province dated November 5, 2015 (Governance Agreement). In consideration of granting the waiver, Hydro One agreed that until July 19, 2018: (i) the Company shall not issue common shares pursuant to the Company’s equity compensation plans and any dividend reinvestment plan in an aggregate number that exceeds 1% of the common shares outstanding as of July 19, 2017; and (ii) the Company shall not issue voting securities (or securities convertible into voting securities) pursuant to any acquisition transaction without complying with the pre-emptive right provisions of the Governance Agreement.

Litigation

Litigation Relating to the Merger

To date, four putative class action lawsuits have been filed by purported Avista Corporation shareholders in relation to the Merger. First, Fink v. Morris, et al., was filed in Washington state court and the amended complaint names as defendants Avista Corporation’s directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation’s directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the plaintiffs file an amended complaint, which must be no later than 30 days after Avista Corporation or Hydro One publicly announces that the Merger has closed. Second, Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al., were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; Sharpenter also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. Jenß, Samuel, and Sharpenter were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants. The one remaining class action is consistent with expectations for US merger transactions and, while there is no certainty as to outcome, Hydro One believes that the lawsuit is not material to Hydro One.

Class Action Lawsuit

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision, and it is likely that no decision will be rendered by the appeal court until the second half of 2018. At this time, an estimate of a possible loss related to this claim cannot be made.

Appointment of Chief Financial Officer

On January 28, 2018, Mr. Paul Dobson was appointed to the position of Chief Financial Officer of Hydro One, effective March 1, 2018. Mr. Dobson was most recently the Chief Financial Officer at Direct Energy Ltd. in Houston, Texas.

HYDRO ONE WORK FORCE

Hydro One has a skilled and flexible work force of approximately 5,400 regular employees and 2,000 non-regular employees province-wide, comprising of a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly utilize highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

The following table sets out the number of Hydro One employees as at December 31, 2017:

	Regular Employees	Non-Regular Employees	Total

PWU[1]	3,362	706	4,068
The Society	1,379	35	1,414
Canadian Union of Skilled Workers (CUSW) and construction building trade unions[2]	—	1,254	1,254

Total employees represented by unions	4,741	1,995	6,736
Management and non-represented employees	681	23	704

Total employees	5,422	2,018	7,440

[1]	Includes 575 non-regular “hiring hall” employees covered by the PWU agreement.
[2]	The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA).

Share-based Compensation

During 2017 and 2016, the Company granted awards under its Long-term Incentive Plan, consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled. At December 31, 2017 and 2016, 429,980 and 230,600 PSUs, respectively, and 393,430 and 254,150 RSUs, respectively, were outstanding.

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Year ended December 31 (millions of dollars)	2017	2016
Net cash from operating activities	1,716	1,656
Changes in non-cash balances related to operations	(113)	(134)
Preferred share dividends	(18)	(19)
Distributions to noncontrolling interest	(6)	(9)

FFO	1,579	1,494

Adjusted Net Income and Adjusted EPS

The following basic and diluted Adjusted EPS has been calculated by management on a supplementary basis which excludes costs related to the Avista Corporation acquisition from net income. Adjusted EPS is used internally by management to assess the Company’s performance and is considered useful because it excludes the impact of acquisition-related costs and provides users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Year ended December 31	2017	2016

Net income attributable to common shareholders (millions of dollars)	658	721
Costs related to acquisition of Avista Corporation (millions of dollars)	36	—

Adjusted net income attributable to common shareholders (millions of dollars)	694	721

Weighted average number of shares
Basic	595,287,586	595,000,000
Effect of dilutive stock-based compensation plans	2,234,665	1,700,823

Diluted	597,522,251	596,700,823

Adjusted EPS
Basic	$1.17	$1.21
Diluted	$1.16	$1.21

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Revenues, net of purchased power

Revenues, net of purchased power is defined as revenues less purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2017	2016
Revenues	5,990	6,552
Less: Purchased power	2,875	3,427

Revenues, net of purchased power	3,115	3,125

Year ended December 31 (millions of dollars)	2017	2016
Distribution revenues	4,366	4,915
Less: Purchased power	2,875	3,427

Distribution revenues, net of purchased power	1,491	1,488

FFO, basic and diluted Adjusted EPS, and Revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.4% ownership at December 31, 2017. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc., and subsequent to the acquisition by Alectra Inc., is no longer a related party to Hydro One. The following is a summary of the Company’s related party transactions during the years ended December 31, 2017 and 2016:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2017	2016
Province	Dividends paid	301	451

IESO	Power purchased	1,583	2,096
	Revenues for transmission services	1,521	1,549
	Amounts related to electricity rebates	357	—
	Distribution revenues related to rural rate protection	247	125
	Distribution revenues related to the supply of electricity to remote northern communities	32	32
	Funding received related to CDM programs	59	63

OPG	Power purchased	9	6
	Revenues related to provision of construction and equipment maintenance services	3	5
	Costs related to the purchase of services	1	1

OEFC	Power purchased from power contracts administered by the OEFC	2	1

OEB	OEB fees	8	11

Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	—	3

RISK MANAGEMENT AND RISK FACTORS

Risks Relating to Hydro One’s Business

Regulatory Risks and Risks Relating to Hydro One’s Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, such as occurred in the September 28, 2017 and November 9, 2017 OEB decisions (details above in “Electricity Rates Applications — Hydro One Networks — Transmission”), may materially adversely affect: Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement and cash flows could be impacted.

Risks Relating to Actual Performance Against Forecasts

The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations.

Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year. The Company’s load could also be negatively affected by successful Conservation and Demand Management programs whose results exceed forecasted expectations.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The OEB approves and periodically changes the ROE for transmission and distribution businesses. The OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company.

The OEB’s recent Custom Incentive Rate-setting model requires that the term of a custom rate application be a minimum five-year period. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital, over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.

After rates are set as part of a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the five-year term, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.

To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.

Risks Relating to Capital Expenditures

In order to be recoverable, capital expenditures require the approval of the OEB, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the OEB. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology may be required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the OEB may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.

Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower than expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Risks Relating to Regulatory Treatment of Deferred Tax Asset

As a result of leaving the PILs Regime and entering the Federal Tax Regime in connection with the IPO of the Company, Hydro One recorded a deferred tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. The OEB’s September 28, 2017 and November 9, 2017 decisions (see details above in “Electricity Rates Applications — Hydro One Networks —Transmission”) alter Hydro One’s allocation of the tax savings resulting from the deferred tax asset. If this approach is followed (pending the outcome of the Motion and Appeal), the exposure from the potential impairment from the regulatory treatment of the deferred tax asset could be a one-time decrease in net income, resulting in annual decreases to FFO.

Risks Relating to Other Applications to the OEB

The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the OEB.

Indigenous Claims Risk

Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, and lands over which Indigenous people have Aboriginal, treaty, or other legal claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims and/or settlement of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.

The Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, the OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

Compliance with Laws and Regulations

Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “- Health, Safety and Environmental Risk”.

For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such incremental costs. Failure to obtain such approvals could have a material adverse effect on the Company.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.

Risk of Natural and Other Unexpected Occurrences

The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks, events which originate from third-party connected systems, or any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of this type in all circumstances. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for other assets, such insurance coverage may have deductibles, limits and/or exclusions. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. The Company could also be subject to claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity.

Risk Associated with Information Technology Infrastructure and Data Security

The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex information technology systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks increases its exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and information technology, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of information technology security for its assets that are not subject to these mandatory standards. The Company must also comply with legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.

Cyber-attacks or unauthorized access to corporate and information technology systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Due to operating critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.

Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Labour Relations Risk

The substantial majority of the Company’s employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the PWU for a renewal collective agreement with a three-year term, covering the period from April 1, 2015 to March 31, 2018 and an early renewal collective agreement with the Society with a three-year term, covering the period from April 1, 2016 to March 31, 2019. The Company also reached a renewal collective agreement with the Canadian Union of Skilled Workers for a five-year term, covering the period from May 1, 2017 to April 30, 2022. Additionally, the EPSCA and a number of construction unions have reached renewal agreements, to which Hydro One is bound, for a five-year term, covering the period from May 1, 2015 to April 30, 2020. Agreements have also been reached with the Society and the PWU to facilitate the insourcing of customer service operations services effective March 1, 2018. Future negotiations with unions present the risk of a labour disruption and the ability to sustain the continued supply of energy to customers. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its requirements of providing service to customers. Any of these could have a material adverse effect on the Company.

Work Force Demographic Risk

By the end of 2017, approximately 22% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2018, approximately 20% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and especially among management staff. During 2017, approximately 5% of the Company’s work force (up from 3% in 2016) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.

In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees being sought after possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One’s business could have a material adverse effect on the Company.

Risk Associated with Arranging Debt Financing

The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments, including $752 million in 2018, $731 million in 2019, and $653 million in 2020. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $1.5 billion commercial paper program which would mature within approximately one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2018 and 2019. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Corporation to comply with its debt covenants, and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company. This risk may be further exacerbated by the funding requirements for completing the Merger. See also “Risk Factors Relating to the Merger — Sources of funding that would be used to fund the Merger may not be available”.

Market, Financial Instrument and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk. The Company is exposed to foreign exchange risk in connection with the Merger. See “Risk Factors Relating to the Merger — Foreign exchange risk”. In the future, the Company may be exposed to additional foreign exchange risk in connection with other acquisitions or transactions in which it completes in a currency other than Canadian dollars. Although the Company may attempt to mitigate such risk through hedging transactions, there can be no assurance any such hedge will fully mitigate the risk of currency exchange fluctuations.

The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company estimates that a decrease of 100 basis points in the combination of the forecasted long-term Government of Canada bond yield and the A-rated utility corporate bond yield spread used in determining its rate of return would reduce the Company’s transmission business’ 2019 net income by approximately $24 million. For the distribution business, after distribution rates are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition and Capital Projects

The Company continually incurs sustainment and development capital expenditures and monitors the condition of its transmission assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. However, the lack of real time monitoring of distribution assets increases the risk of distribution equipment failure. The connection of large numbers of generation facilities to the distribution network has resulted in greater than expected usage of some of the Company’s equipment. This increases maintenance requirements and may accelerate the aging of the Company’s assets.

Execution of the Company’s capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO,

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. External factors are considered in the Company’s planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced.

Health, Safety and Environmental Risk

The Company is subject to provincial health and safety legislation. Findings of a failure to comply with this legislation could result in penalties and reputational risk, which could negatively impact the Company.

The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company’s balance sheet. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects.

Hydro One emits certain greenhouse gases, including sulphur hexafluoride or “SF6”. There are increasing regulatory requirements and costs, along with attendant risks, associated with the release of such greenhouse gases, all of which could impose additional material costs on Hydro One.

Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

Pension Plan Risk

Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2016, and was filed in May 2017, covering a three-year period from 2017 to 2019. Hydro One’s contributions to its pension plan satisfy, and are expected to satisfy, minimum funding requirements. Contributions beyond 2019 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently reports and recovers its pension expense on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers or material negative impacts on the company should recovery of costs be disallowed by the OEB. See “- Other Post-Employment and Post-Retirement Benefits Risks”.

Risk of Recoverability of Total Compensation Costs

The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Any element of total compensation

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

costs which is disallowed in whole or part by the OEB and not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company.

Other Post-Employment and Post-Retirement Benefits Risks

The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs, this could result in income volatility, due to an inability of the company to book the difference between the accrual and cash as a regulatory asset. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

Risk Associated with Outsourcing Arrangements

Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services and call centre services. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors

The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

Litigation Risks

In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. See also “Other Developments — Litigation — Class Action Lawsuit” and “- Risk Factors Relating to the Merger — Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could have an adverse impact on Hydro One, including by delaying or preventing the completion of the Merger”.

Transmission Assets on Third-Party Lands Risk

Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.

Reputational, Public Opinion and Political Risk

Reputation risk is the risk of a negative impact to Hydro One’s business, operations or financial condition that could result from a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion (including as a result of the Merger), attitudes towards the Company’s privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events or political actions could have negative impacts on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.

Risks Associated with Acquisitions

While the Company has experience in operating in the Ontario electricity market, as it pursues acquisitions outside of Ontario it will need to develop additional expertise in these new markets. Such acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs. Realization of the anticipated benefits will depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows. See “Risk Factors Relating to the Merger” for the specific risks in respect of the Company’s proposed acquisition of Avista Corporation.

Risk Factors Relating to the Merger

Hydro One may fail to complete the Merger

The closing of the Merger is subject to the normal commercial risks that the Merger will not close on the terms negotiated or at all. The completion of the Merger is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance of the Merger by the Committee on Foreign Investment in the United States, the approval by each of the Idaho Public Utilities Commission, the Public Service Commission of the State of Montana, the Public Utility Commission of Oregon, the Regulatory Commission of Alaska, the Washington Utilities and Transportation Commission, the United States Federal Energy Regulatory Commission and the United States Federal Communications Commission and the satisfaction or waiver of certain closing conditions contained in the Merger Agreement. The failure to obtain the required approvals or satisfy or waive the conditions contained in the Merger Agreement may result in the termination of the Merger Agreement. There is no assurance that such closing conditions will be satisfied or waived. Accordingly, there can be no assurance that Hydro One will complete the Merger in the timeframe or on the basis described herein, if at all. The termination of the Merger Agreement may have a negative effect on the price of the Instalment Receipts, the Debentures and the Hydro One common shares and will result in the redemption of the Debentures. If the closing of the Merger does not take place as contemplated, the Company could suffer adverse consequences, including the loss of investor confidence, and may incur significant costs or losses, including an obligation to pay or cause to be paid to Avista Corporation a termination fee of US$103 million.

Length of time required to complete the Merger is unknown

As described above under “Hydro One may fail to complete the Merger”, the closing of the Merger is subject to the receipt of certain regulatory approvals and the satisfaction of other closing conditions contained in the Merger Agreement. There is no certainty, nor can Hydro One provide any assurance, as to when these conditions will be satisfied, if at all. A substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on Hydro One’s ability to complete the Merger and on Hydro One’s or Avista Corporation’s business, financial condition or results of operations. In addition, in the event that such regulatory agencies imposed unfavourable terms and/or conditions on Hydro One or Avista Corporation (including the requirement to sell or divest of certain assets or limitations on the future conduct of the combined entities), Hydro One could still be required to complete the transaction on the terms set forth in the Merger Agreement.

Hydro One intends to complete the Merger as soon as practicable after obtaining the required regulatory approvals and satisfying the other required closing conditions.

Foreign exchange risk

The cash consideration for the Merger is required to be paid in US dollars, while funds raised in the Debenture Offering, which will constitute a portion of the funds ultimately used to finance the Merger, are denominated in Canadian dollars. As a result, increases in the value of the US dollar versus the Canadian dollar prior to payment of the final instalment will increase the purchase price translated in Canadian dollars and thereby reduce the proportion of the purchase price for the Merger ultimately obtained by Hydro One under the Debenture Offering, which could cause a failure to realize the anticipated benefits of the Merger. This risk has been partially mitigated through entering into a foreign exchange forward agreement to convert $1.4 billion Canadian to US dollars which is contingent upon the closing of the Merger.

In addition, the operations of Avista Corporation are conducted in US dollars. Following the Merger, the consolidated net earnings and cash flows of Hydro One will be impacted to a much greater extent by movements in the US dollar relative to the Canadian dollar. In particular, decreases in the value of the US dollar versus the Canadian dollar following the Merger could negatively impact the Company’s net earnings as reported in Canadian dollars, which could cause a failure to realize the anticipated benefits of the Merger.

Additional demands will be placed on Hydro One as a result of the Merger

As a result of the pursuit and completion of the Merger, additional demands will be placed on the Company’s managerial, operational and financial personnel and systems. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the expansion of the Company’s operations resulting from the Merger. The Company’s future operating results will be affected by the ability of its officers and key employees to manage changing business conditions and to maintain its operational and financial controls and reporting systems.

Sources of funding that would be used to fund the Merger may not be available

Hydro One intends to finance the cash purchase price of the Merger and the Merger-related expenses at the closing of the Merger with a combination of some or all of the following: (i) net proceeds of the first instalment (to the extent available) and final instalment under the Debenture Offering; (ii) net proceeds of any subsequent bond or other debt offerings; (iii) amounts drawn under Hydro

26

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

One’s $250 million credit facility; and (iv) existing cash on hand and other sources available to the Company. There is no guarantee that adequate sources of funding will be available to Hydro One or its affiliates at the desired time or at all, or on cost-efficient terms. The inability to obtain adequate sources of funding to fund the Merger may result in Hydro One being unable to complete the Merger or may negatively impact Hydro One, including its ability to finance the Merger. In addition, any movement in interest rates or changes in tax rates that could affect the underlying after-tax cost of any financing may affect the expected accretion of the Merger.

Hydro One expects to incur significant Merger-related expenses

Hydro One expects to incur a number of costs associated with completing the Merger. The substantial majority of these costs will be non-recurring expenses resulting from the Merger and will consist of transaction costs related to the Merger, including costs relating to the financing of the Merger and obtaining regulatory approvals. Additional unanticipated costs may be incurred.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could have an adverse impact on Hydro One, including by delaying or preventing the completion of the Merger

One of the four putative class action lawsuits commenced since the announcement of the Merger is still in existence, namely a putative class action lawsuit that has been filed in Washington state court which names Hydro One, Olympus Holding Corp. and Olympus Corp. as defendants and alleges that they aided and abetted Avista Corporation’s directors’ breach of their fiduciary duties in connection with the Merger. The court issued an order staying the litigation until after the plaintiffs file an amended complaint, which must be no later than 30 days after Avista Corporation or Hydro One publicly announces that the Merger has closed. The plaintiffs in the lawsuit are seeking to enjoin the Merger and may pursue other remedies, including monetary damages and attorneys’ fees. The lawsuit and other potential legal proceedings could have an adverse impact on Hydro One, including by delaying or preventing the Merger from becoming effective. See also “Other Developments - Litigation - Litigation Relating to the Merger”.

Risk Factors Relating to the Post-Merger Business and Operations of Hydro One and Avista Corporation

Hydro One will substantially increase its amount of indebtedness following the Merger

After giving effect to the Merger, Hydro One will have a significant amount of debt, including approximately US$1.9 billion of debt of Avista Corporation assumed by Hydro One as a result of the Merger. As of March 31, 2017, on a pro forma basis after giving effect to the Merger, but assuming conversion of all Debentures to Hydro One common shares (pro formas assumed no exercise of the Over-Allotment Option), Hydro One would have had approximately $17,098 million of total indebtedness outstanding. Hydro One’s substantially increased amount of indebtedness following the Merger may adversely affect Hydro One’s cash flow and ability to operate its business.

The Offering could result in a downgrade of Hydro One’s credit ratings

The change in the capital structure of Hydro One as a result of the Merger and the Debenture Offering or otherwise could cause credit rating agencies which rate the outstanding debt obligations of Hydro One and Hydro One Inc. to re-evaluate and potentially downgrade their current credit ratings, which could increase the Company’s borrowing costs.

Risks Relating to the Company’s Relationship with the Province

Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions

The Province currently owns approximately 47.4% of the outstanding common shares of Hydro One. The Electricity Act restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number of voting securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. Accordingly, the Province is expected to continue to maintain a significant ownership interest in voting securities of Hydro One for an indefinite period.

As a result of its significant ownership of the common shares of Hydro One, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject to the restrictions in the governance agreement entered into between Hydro One and the Province dated November 5, 2015 (Governance Agreement; available on SEDAR at www.sedar.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other shareholders.

The share ownership restrictions in the Electricity Act (Share Ownership Restrictions) and the Province’s significant ownership of common shares of Hydro One together effectively prohibit one or more persons acting together from acquiring control of Hydro One. They also may limit or discourage transactions involving other fundamental changes to Hydro One and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other voting securities.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Nomination of Directors and Confirmation of Chief Executive Officer and Chair

Although director nominees (other than the Chief Executive Officer) are required to be independent of both the Company and the Province pursuant to the Governance Agreement, there is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One. This, combined with the fact certain matters require a two-thirds vote of the Board of Directors, could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the Chief Executive Officer.

Board Removal Rights

Under the Governance Agreement, the Province has the right to withhold from voting in favour of all director nominees and has the right to seek to remove and replace the entire Board of Directors, including in each case its own director nominees but excluding the Chief Executive Officer and, at the Province’s discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other shareholders.

More Extensive Regulation

Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on the Company.

Prohibitions on Selling the Company’s Transmission or Distribution Business

The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares.

Future Sales of Common Shares by the Province

Although the Province has indicated that it does not intend to sell further common shares of Hydro One, the registration rights agreement between Hydro One and the Province dated November 5, 2015 (available on SEDAR at www.sedar.com) grants the Province the right to request that Hydro One file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares of Hydro One. Future sales of common shares of Hydro One by the Province, or the perception that such sales could occur, may materially adversely affect market prices for these common shares and impede Hydro One’s ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized.

Limitations on Enforcing the Governance Agreement

The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of voting securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect to other director nominees. Hydro One’s ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the Proceedings Against the Crown Act (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province’s actions. A remedy of damages would be available to Hydro One, but damages may not be an effective remedy, depending on the nature of the Province’s non-compliance with the Governance Agreement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:

Revenues

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Regulatory Assets and Liabilities

Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include costs related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, share-based compensation costs, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.

Environmental Liabilities

Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

Employee Future Benefits

Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:

Weighted Average Discount Rate

The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2017 decreased to 3.40% (from 3.90% at December 31, 2016) for pension benefits and decreased to 3.40% (from 3.90% at December 31, 2016) for the post-retirement and post-employment plans. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.

Expected Rate of Return on Plan Assets

The expected rate of return on pension plan assets is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan’s current investment policy.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.80% per annum as at December 31, 2016 to approximately 1.60% per annum as at December 31, 2017. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%,

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2017.

Salary Increase Assumptions

Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan, and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflect negotiated salary rate increases over the contract period.

Mortality Assumptions

The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2017 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.

Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017, which resulted in a change in the prescription drug, dental and hospital trends to be used for 2017 year-end reporting purposes. A 1% increase in the health care cost trends would result in a $29 million increase in 2017 interest cost plus service cost, and a $250 million increase in the benefit liability at December 31, 2017.

Valuation of Deferred Tax Assets

Hydro One assesses the likelihood of realizing deferred tax assets by reviewing all readily available current and historical information, including a forecast of future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.

Asset Impairment

Within Hydro One’s regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. The Company regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2017, no asset impairment had been recorded for assets within Hydro One’s regulated or unregulated businesses.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2017. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures are part of a broad internal control framework integral to ensuring that the Company fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and the Company’s Annual Report. Disclosure controls and procedures include processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its Chief Executive and Chief Financial Officers, as appropriate, to make timely decisions regarding required disclosure. At the direction of the Company’s Chief Executive Officer and the Senior Vice President, Finance, acting in the capacity of Chief Financial Officer, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective at a reasonable level of assurance as at December 31, 2017.

Internal control over financial reporting is a subset of the internal control framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

The Company’s management, at the direction of the Chief Executive Officer and with the participation of the Senior Vice President, Finance, acting in the capacity of Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as at December 31, 2017.

Together, disclosure controls and procedures and internal control over financial reporting provide internal control over reporting and disclosure. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.

The role of Chief Financial Officer was vacated effective May 19, 2017. Responsibilities of the Chief Financial Officer have been temporarily assigned to other senior executives with full oversight provided by the Chief Executive Officer. This model is expected to remain in place until Paul Dobson assumes the role of the new Chief Financial Officer on March 1, 2018. There were no significant changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.

Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-06	March 2016	Contingent call (put) options that are assessed to accelerate the payment of principal on debt instruments need to meet the criteria of being “clearly and closely related” to their debt hosts.	January 1, 2017	No impact upon adoption

Recently Issued Accounting Guidance Not Yet Adopted
ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05 2017-10 2017-13 2017-14	May 2014 – November 2017	ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 and 2017 that simplify transition and provide clarity on certain aspects of the new standard.	January 1, 2018	Hydro One has completed the review of all its revenue streams and has concluded that there will be no material impact upon adoption.

2016-02 2018-01	February 2016 – January 2018	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840.	January 1, 2019	An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2016-15	August 2016	The amendments provide guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice.	January 1, 2018	No material impact

2017-01	January 2017	The amendment clarifies the definition of a business and provides additional guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.	January 1, 2018	No material impact

2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	Under assessment

2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Hydro One has applied for a regulatory deferral account to maintain the capitalization of OPEB related costs. As such, there will be no material impact.

2017-09	May 2017	Changes to the terms or conditions of a share-based payment award will require an entity to apply modified accounting unless the modified award meets all conditions stipulated in this ASU.	January 1, 2018	No impact

2017-11	July 2017	When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.	January 1, 2019	Under assessment

2017-12	August 2017	Amendments will better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.	January 1, 2019	Under assessment

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2017	2016	Change
Revenues
Distribution	1,049	1,228	(14.6%)
Transmission	379	373	1.6%
Other	11	13	(15.4%)

	1,439	1,614	(10.8%)

Costs
Purchased power	662	858	(22.8%)
OM&A
Distribution	146	163	(10.4%)
Transmission	79	98	(19.4%)
Other	19	26	(26.9%)

	244	287	(15.0%)

Depreciation and amortization	214	204	4.9%

	1,120	1,349	(17.0%)

Income before financing charges and income taxes	319	265	20.4%
Financing charges	119	101	17.8%

Income before income taxes	200	164	22.0%
Income taxes	38	29	31.0%

Net income	162	135	20.0%

Net income attributable to common shareholders of Hydro One	155	128	21.1%

Basic EPS	$0.26	$0.22	18.2%
Diluted EPS	$0.26	$0.21	23.8%
Basic Adjusted EPS	$0.29	$0.22	31.8%
Diluted Adjusted EPS	$0.28	$0.21	33.3%

Capital Investments
Distribution	161	201	(19.9%)
Transmission	267	274	(2.6%)
Other	3	2	50.0%

	431	477	(9.6%)

Assets Placed In-Service
Distribution	207	211	(1.9%)
Transmission	522	488	7.0%
Other	4	0	100.0%

	733	699	4.9%

Net Income

Net income attributable to common shareholders for the quarter ended December 31, 2017 of $155 million is an increase of $27 million or 21.1% from the prior year. Significant influences on net income included:

•	increase in distribution revenues due to higher energy consumption;

•	higher transmission revenues driven by OEB’s decision on the 2017-2018 transmission rates filing;

•	transmission and distribution revenues were also impacted by a reduction in the 2017 allowed regulated return on equity (ROE) from 9.19% to 8.78%;

•

lower OM&A costs primarily resulting from a reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulations, insurance proceeds received on failed equipment at two transformer stations, a tax recovery of previous year’s expenses, lower support services costs, and reduced vegetation management costs;

•	higher depreciation expense due to an increase in rate base; and

•	increased financing charges primarily due to the issuance of Convertible Debentures in August 2017.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

EPS and Adjusted EPS

EPS was $0.26 in the three months ended December 31, 2017, compared to $0.22 in the prior year. The increase in EPS was driven by higher net income for the fourth quarter of 2017, as discussed above. Adjusted EPS, which adjusts for costs related to Avista Corporation acquisition, was $0.29 in the three months ended December 31, 2017, compared to $0.22 in the prior year. The increase in Adjusted EPS was also driven by higher net income for the fourth quarter of 2017, net of aforementioned impact related to Avista Corporation acquisition.

Revenues

The quarterly increase of $6 million or 1.6% in transmission revenues was primarily due to higher revenues driven by the OEB’s decision on the 2017-2018 transmission rates filing, partially offset by lower OEB-approved transmission rates.

The quarterly increase of $17 million or 4.6% in distribution revenues, net of purchased power, was primarily due to higher energy consumption mainly resulting from colder weather in the fourth quarter of 2017; and higher external revenues related to CDM incentive bonus; partially offset by reduction in 2017 allowed ROE for the distribution business.

OM&A Costs

The quarterly decrease of $19 million or 19.4% in transmission OM&A costs was primarily due to a reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulations, lower support services costs, and insurance proceeds received due to equipment failures at the Fairchild and Campbell transmission stations.

The quarterly decrease of $17 million or 10.4% in distribution OM&A costs was primarily due to lower expenditures for vegetation management programs due to strategic changes to the forestry program scope that resulted in cost efficiency and improved management of the Company’s rights of ways; lower bad debt expense attributable to lower write-offs and improved accounts receivable aging; and a tax recovery of previous year’s expenses.

A further decrease of $7 million in other OM&A is primarily due to lower corporate organizational costs in the other segment.

Depreciation and Amortization

The increase of $10 million or 4.9% in depreciation and amortization costs for the fourth quarter of 2017 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The quarterly increase of $18 million or 17.8% in financing charges was primarily due to an increase in interest expense related to the Convertible Debentures issued in August 2017; partially offset by a decrease in interest expense on long-term debt resulting from a decrease in weighted average long-term debt outstanding during the quarter, together with a decrease in the weighted average interest rate.

Income Taxes

Income tax expense for the fourth quarter of 2017 increased by $9 million compared to 2016, and the Company realized an effective tax rate of approximately 19.0% in the fourth quarter of 2017, compared to approximately 17.7% realized in 2016. The increase in the tax expense is primarily due to higher income before taxes in the fourth quarter of 2017.

Capital Investments

The decrease in transmission capital investments during the fourth quarter was primarily due to the following:

•	lower volume and timing of spare transformer equipment purchases;

•

timing and substantial completion of major development projects, including Guelph Area Transmission Refurbishment, Midtown Transmission Reinforcement, and Holland and Hawthorne transmission stations; and

•	timing of work related to the Clarington Transmission Station project; partially offset by

•	timing on work on station refurbishments and equipment replacement projects; and

•	timing of work at Leamington transmission station.

The decrease in distribution capital investments during the fourth quarter was primarily due to the following:

•	timing of capital contributions for jointly used facilities and lower volume of line relocation work;

•	substantial completion of work on the Bolton Operation Centre in the fourth quarter of 2016;

•	lower volume of work within distribution station refurbishment programs;

•	timing of information technology projects including e-Billing and website redesign;

•	lower volume of line refurbishments and replacements work; and

•	lower volume of fleet and work equipment purchases; partially offset by

•	high volume of work on new connections and upgrades due to increased demand.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

Assets Placed In-Service

The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following:

•	substantial investments of major development projects at Leamington and Holland transmission stations were placed in-service in the fourth quarter of 2017;

•	higher volume of investments for overhead lines and component refurbishments and replacement programs;

•

timing of assets placed in-service for sustainment investment projects including the transformer asset replacement project at Overbrook transmission station and the breaker replacement project at Richview transmission station; partially offset by

•	a large number of cumulative sustainment investments that were placed in-service in the fourth quarter of 2016 at the Bruce A and Burlington transmission stations;

•	timing of investments that were placed in-service for the Advanced Distribution System project; and

•	timing of assets that were placed in-service in the fourth quarter of 2016 for certain information technology development projects.

The decrease in distribution assets placed in-service during the fourth quarter was primarily due to the following:

•	timing of distribution station refurbishments and spare transformer purchases; and

•	lower volume of work on distribution generation connection projects; partially offset by

•	higher volume of subdivision connections due to increased demand; and

•	substantial investments that were placed in-service in the fourth quarter of 2017 for the Leamington transmission station feeder development project.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the standby credit facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB; the Motion and the Appeal; the Anwaatin Motion; the East-West Tie Line Project and related regulatory application; collective agreements; Inergi outsourcing and customer service operations arrangements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of pension and OPEBs costs; dividends; credit ratings; Hydro One’s strategy and goals; effect of interest rates; non-GAAP measures; critical accounting estimates, including environmental liabilities, regulatory assets and liabilities, and employee future benefits; occupational rights; internal control over financial reporting and disclosure; the Fair Hydro Plan and First Nations Rate Assistance Program, including expected outcomes and impacts; recent accounting-related guidance; the Universal Base Shelf Prospectus; the Convertible Debentures; the Province’s waiver of its pre-emptive right under the Governance Agreement to participate in the Debenture Offering; the Company’s acquisitions and mergers, including Orillia Power and Avista Corporation; the appointment of Hydro One’s new Chief Financial Officer; risk associated with acquisitions; cyber and data security; expectations related to work force demographics; the Company’s financing strategy and foreign currency hedging relating to the acquisition of Avista Corporation; class action litigation, including litigation relating to the Merger; the risk that the Company may fail to complete the Merger; risk related to the length of time required to complete the Merger; foreign exchange risk; risks related to additional demands placed on Hydro One as a result of the Merger; risks related to availability of planned sources of funding to be used to fund the Merger; risks and expectations related to Hydro One incurring significant Merger-related expenses; risks and expectations related to Hydro One substantially increasing its amount of indebtedness following the Merger; the Province’s ownership of HydroOne; future sales of shares of Hydro One; and reputational, public opinion and political risk. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may

35

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2017 and 2016

have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•

risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•

the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•

the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in this MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and the Company’s website at www.HydroOne.com/Investors.

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